

No Act



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

March 8, 2006

Brian J. Lane
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	3/8/2006

Re: Qwest Communications International Inc.
Incoming letter dated January 11, 2006

Dear Mr. Lane:

This is in response to your letter dated January 11, 2006 concerning the shareholder proposal submitted to Qwest by Mary Ann Neuman and Carol Stroeh. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Mary Ann Neuman
6073 Quebec Avenue North
New Hope, MN 55428

Carol Stroeh
1107 Rose Avenue East
St. Paul, MN 55106

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
blane@gibsondunn.com

January 11, 2006

Direct Dial
(202) 887-3646
Fax No.
(202) 530-9589

Client No.
C 93166-00069

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Stockholder Proposal of Mary Ann Neuman and Carol Stroeh*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Qwest Communications International Inc. ("Qwest" or the "Company"), intends to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Stockholders (collectively, the "2006 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof received from Mary Ann Neuman and Carol Stroeh (the "Proponents").

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2006 Proxy Materials with the Commission.

On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Company previously received a substantially similar proposal, which it intends to include in its 2006 Proxy Materials.

THE PROPOSALS

On November 10, 2005, the Proponents submitted the Proposal for inclusion in the 2006 Proxy Materials. A copy of the Proposal, as well as related correspondence from the Proponents, is attached hereto as Exhibit A. The Proposal requests that the Company's Board of Directors "initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders."

The Proposal is substantially duplicative of a stockholder proposal received on September 13, 2005, from the American Federation of State, County & Municipal Employees ("AFSCME") Employees Pension Plan (the "Prior Proposal"), which Qwest intends to include in its 2006 Proxy Materials. A copy of the Prior Proposal and supporting statement, as well as related correspondence from AFSCME, is attached hereto as Exhibit B. The Prior Proposal seeks to amend Article 3, Section 3.02(d) of the bylaws to state that:

> "Directors shall be elected by the vote of the majority of the shares represented in person or by proxy at any meeting for the election of directors at which a quorum is present, provided that the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting."

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(11) as Substantially Duplicative of a Previously Submitted Proposal

Rule 14a-8(i)(11) provides that a stockholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of Rule 14a-8(i)(11) is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

When two substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless it may otherwise be excluded. *See, e.g., Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *Pacific Gas and Electric Co.* (avail. Jan. 6, 1994); *Atlantic Richfield Co.* (avail. Jan. 11, 1982). Qwest received the Prior Proposal almost two months prior to receiving the Proposal. Consequently, if Qwest is required to include the Prior Proposal in its 2006 Proxy Materials, then the Proposal is properly omitted as substantially duplicative of the Prior Proposal.

The standard applied by the Staff in determining whether proposals are substantially duplicative is whether the core issues are the same, even if the proposals are not identical. *See, e.g., Baxter International* (avail. Feb. 7. 2005) (determining that two proposals are substantially duplicative of one another when one proposal requested that the board of directors be reorganized into one class subject to annual election and a second proposal requested that the board take steps to require each director is elected annually). The core issues addressed by the Proposal and the Prior Proposal are the same. Each proposal seeks to institute the requirement that Qwest replace its existing plurality voting standard for the election of directors with the requirement that directors be elected by a majority of the stockholders. In addition, the supporting statements by both the Proponents and AFSCME express the concern that under the existing standard, a director nominee could be elected by only a single affirmative vote, even where a majority of the votes cast are "withheld" from such director nominee.

The Staff has consistently taken the position that proposals need not be identical in their terms and scope in order to be considered substantially duplicative. Rather, the Staff has looked to whether the proposals present the same "principal thrust" or "principal focus." *See Bank of America* (avail. Feb. 25, 2005); *Home Depot* (avail. Feb. 28, 2005); *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). The Proposal and the Prior Proposal contain the same principal focus, in that both seek to replace the existing plurality voting standard for the election of directors with a majority voting standard. In the Prior Proposal, AFSCME requests that "[d]irectors shall be elected by the vote of the majority of the shares represented in person or by proxy at any meeting for the election of directors at which a quorum is present." Similarly, in the Proposal, the Proponents request that "director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders." Although the proposals are generally the same in scope, the Prior Proposal includes additional language that "if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented." The Proposal requests only that the directors be elected by the affirmative vote of the majority of votes cast. Regardless of this minor difference in scope, the principal thrust of both proposals is to institute a majority voting standard for the election of directors, and as such, the proposals are substantially duplicative.

The Staff also has taken the position that differences in implementation methodology between proposals that contain the same core issues or that have the same "principal thrust" or "principal focus" may be deemed substantially duplicative for the purposes of Rule 14a-8(i)(11). *See, e.g., Comcast Corporation* (avail. Mar. 22, 2005); *Metromedia International Group, Inc.* (avail. Mar. 27, 2001). The proposals are essentially identical; however, there is a slight procedural difference in that the Proposal requests that the Company's Board of Directors amend the Company's "governance documents (certificate of incorporation of bylaws)", and the Prior Proposal seeks an amendment to Article 3, Section 3.02(d) of the bylaws. Yet, ultimately, both proposals request the same implementation to alter the existing voting standard for the election of directors—an amendment to the Company's governing documents.

Qwest believes that if it were to include both Proposals in its 2006 Proxy Materials, the identical nature of the Proposal and the Prior Proposal would create potential confusion for its stockholders. In this case, the Proposal was received approximately two months later and addresses the same subject matter as the Prior Proposal. Consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Company believes that the Proposal may be excluded as substantially duplicative of the Prior Proposal, which Qwest intends to include in its 2006 Proxy Materials.

CONCLUSION

For the reasons set forth above, the Company respectfully requests that the Staff concur with our view that the Company may omit the Proposal from its 2006 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (202) 887-3646, or Stephen E. Brilz, the Company's Vice-President, Law, at (303) 992-6244, if we can be of any further assistance in this matter.

Sincerely,

Brian J. Lane/ela

Brian J. Lane

Attachments

cc: Stephen E. Brilz, Qwest Communications International Inc.
Mary Ann Neuman
Carol Stroeh

DC_70337782_4.DOC

Exhibit A

November 10, 2005

Richard N. Baer
Executive Vice President,
General Counsel and Corporate Secretary
Qwest Communications International, Inc.
1801 California Street, 52nd Floor
Denver, CO 80202

Dear Mr. Baer:

We hereby submit the attached stockholder proposal for inclusion in the Company's 2006 proxy statement as provided under Securities and Exchange Commission Rule 14a-8.

Our resolution that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

As indicated above the attached resolution, we have continuously held a qualifying number of shares for more than one year. We intend to continue to own these shares and to attend the next Qwest annual meeting to introduce and speak in favor of our stockholder resolution. Proof of our beneficial ownership is also attached.

Thank you in advance for including our proposal in the Company's next annual proxy statement. If you have any questions or need any additional information from us, please do not hesitate to contact us in writing.

Sincerely yours,

Mary Ann Neuman

Carol Stroeh

Attachments

Majority Vote Standard for Director Elections

Mary Ann Neuman, 6073 Quebec Avenue North, New Hope, MN 55428, owner of 4,318 shares of the Company's common stock; and Carol Stroeh, 1107 Rose Avenue East, St. Paul, MN 55106, owner of 3,791 shares of the Company's common stock, intend to present the following proposal at the 2006 Annual Meeting for action by the stockholders.

Resolved, the shareholders of Qwest Communications hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company currently uses the plurality vote standard to elect directors, as permitted under Delaware corporation law. As a result, a nominee in a director election can be elected with as little as one single affirmative vote, even if 99.99% of the shares voted "withhold" support from that nominee.

While this undemocratic standard works to ensure the election of the entire Board slate in an uncontested election, it denies shareholders a meaningful role in the director election process. At Qwest, we believe that substantial "withhold" votes for certain affiliated directors in recent years suggests that a minimum level of support should be required for election or re-election to the Board.

This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the Board must receive a majority of the votes cast in order to be elected or re-elected.

Majority vote proposals received high levels of support last year, winning majority support at companies including Advanced Micro Devices, Marathon Oil, Office Depot, Marsh and McClennan, and Raytheon.

We believe that a majority vote standard for directors is particularly appropriate at Qwest. At the 2003 Annual Meeting – which was delayed six months due to Qwest's $2.5 billion earnings restatement – 20% of the shares voted withheld support for the re-election of former Board Chairman Philip Anschutz. Last year, 24% of the shares voted withheld support from Cannon Harvey – one of two other Anschutz Company officers then serving on Qwest's Board.

Institutional Shareholder Services (ISS) and Glass-Lewis & Co. were among the leading proxy advisory firms recommending a "withhold" vote on Anschutz and Harvey because they are non-independent directors serving on Qwest's Nominating Committee (they were two of the four members).

This proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote, particularly if the director's absence would cause the Company to violate an exchange listing standard. Similarly, the Board could decide that a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats.

Some companies have adopted policies requiring director nominees who fail to receive majority support from shareholders to tender their resignations to the board. We believe these policies are inadequate because they are based on continued use of the plurality voting standard and would allow the board discretion to retain a director despite only minority shareholder support. We contend that changing the election standard to a majority vote is a superior solution that merits shareholder support.

Please vote FOR this important governance reform.


STAGE
WEALTH MANAGEMENT GROUP, LLC

221 Central Avenue, Suite 9
Long Prairie, MN 56347
320-732-3575
800-727-3575
e-mail: lel@lifestagewealth.com

A Registered Investment Advisor

Loren E. Liesemeyer, CFP®
Registered Principal

715 Florida Avenue S., Suite 205
Minneapolis, MN 55426
763-542-8884
888-340-8884
www.lifestagewealth.com

October 26, 2005

Mary Ann Neuman
6073 Quebec Avenue N
Minneapolis, MN 55428

Dear Mary Ann,

On September 6, 2001, we received a certificate for 4,318 shares of Qwest stock into your account. On October 11, 2001, 2,618 shares of Qwest were transferred to American Express. We are currently holding 1,700 shares of Qwest in your account at this time.

If you have any questions or need more information please call.

Sincerely,

Loren E. Liesemeyer, CFP®
Registered Principal



Dean A. Norine, CFP®
Senior Financial Advisor
CERTIFIED FINANCIAL PLANNER™
practitioner

Ameriprise Financial Services, Inc.
10000 Minnetonka Boulevard
Minnetonka, MN 55305
Bus: 952.563.1220
Fax: 952.563.1213
dean.a.norine@ampf.com

An Ameriprise Platinum
Financial Services℠ practice

An Ameriprise associated franchise

Monday, October 31, 2005

To Whom It May Concern:

Mary Ann Neuman has 2618 shares of Quest stock in her investment portfolio and has held them since October 2001.

Should you have any questions, please feel free to call me at 952-563-1220.

Sincerely,

Dean Norine, CFP
Senior Financial Advisor
Certified Financial Planner


LPL

FINANCIAL
SERVICES

Thomas N. Spanier, CFP™
Investment Advisor Representative
Branch Manager
MN Ins. Lic. #38026

3222 Rice Street
St. Paul, MN 55126
Office: (651) 255-1455
Fax: (651) 490-7569
E-mail: tom.spanier@lpl.com

October 31, 2005

To Whom It May Concern:

Carol Stroeh has had at least 3,791 shares of Qwest in an IRA brokerage account held at broker/dealer Linsco Private Ledgers since October 16, 2002.

Thomas N. Spanier
Senior Principle
Branch Manager Linsco Private Ledger

Exhibit B

American Federation of State, County & Municipal Employees

1625 L Street, NW, Washington, DC 20036


AMERICAN FEDERATION
STATE COUNTY
MUNICIPAL
EMPLOYEES

Office of Pension Investment Policy

(202) 429-1298 Fax Number

Facsimile Transmittal

DATE: __September 13, 2005______________________________

To: Richard Baer, Executive Vice President, General Counsel and Corporate Secretary, Telecopier (303) ~~992-1724~~ 896-8515

From:__Richard Ferlauto______________________________

Number of Pages to Follow:__3__________________________

Message:____

____

____

PLEASE CALL (202) 429-1260 IF ANY PAGES ARE MISSING


AMERICAN FEDERATION
STATE COUNTY
AFL-CIO
MUNICIPAL
EMPLOYEES

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036

EMPLOYEES PENSION PLAN

September 13, 2005

VIA Overnight Mail and Telecopier (303) 992-1724
Qwest Communications International Inc.
1801 California Street
Denver, Colorado 80202
Attention: Richard Baer, Executive Vice President,
General Counsel and Corporate Secretary

Dear Mr. Baer:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2005 proxy statement of Qwest Communications International Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2006 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of shares of voting common stock (the "Shares") of the Company in excess of $2,000, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held. A copy of our proof of ownership will be forthcoming within seven days.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

GERALD W. McENTEE
Chairman

Enclosure

RESOLVED that the stockholders of Qwest Communications International, Inc. ("Qwest" or the "Company") amend Article 3, section 3.02(d) of the bylaws to replace the current subsection with the following sentence:

"Directors shall be elected by the vote of the majority of the shares represented in person or by proxy at any meeting for the election of directors at which a quorum is present, provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting."

SUPPORTING STATEMENT

Currently, Qwest uses a plurality voting standard for director elections, which means that the nominee who receives the most votes will be elected. Nearly all corporate director elections, including all of the past elections at Qwest, are uncontested; in other words, there is only one candidate for each open seat. (Harvard Law School Professor Lucian Bebchuk has estimated that there were only about 80 contested elections at U.S. public companies from 1996 through 2002.)

In uncontested situations, a plurality voting standard ensures that a nominee will be elected even if holders of a majority of shares voting exercise their right to withhold support from the nominee on the proxy card. Indeed, under plurality voting, a nominee could be elected by a single share.

Section 216 of the General Corporation Law of Delaware, where Qwest is incorporated, allows a corporation to deviate from the plurality vote default standard by establishing a different standard in its charter or bylaws. This proposal would do that by amending Qwest's bylaws to require directors in uncontested elections to be elected by a majority of shares voting at a meeting.

We believe that a majority vote standard for director election would foster a more robust system of board accountability. Under Delaware case law, the power of stockholders over director elections is supposed to be a safety valve that justifies giving the board substantial discretion to manage the corporation's business and affairs. Requiring a nominee to garner majority support among stockholders—thus giving stockholders' withhold votes real meaning--would help restore this safety valve.

We believe Qwest stockholders would benefit from increased accountability. Stockholder value has suffered at Qwest; according to the 2005 proxy statement, $100 invested in Qwest stock on December 31, 1999 would have been worth $10.34 on December 31, 2004, while $100 invested in an index of peer companies would have been worth $46.08 on that date.

A growing number of stockholders support a majority vote standard for director elections. The Council of Institutional Investors recently adopted a new policy in favor of it. At approximately 60 annual meetings in spring 2005, support for proposals urging a majority vote standard for director elections averaged 44 percent, with 16 proposals receiving majority support (source: Institutional Shareholder Services).

We urge stockholders to vote FOR this proposal.


AMERICAN FEDERATION
STATE COUNTY
AFL-CIO
MUNICIPAL
EMPLOYEES

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

September 15, 2005

VIA Overnight Mail and Telecopier (303) 896-8515
Qwest Communications International Inc.
1801 California Street
Denver, Colorado 80202
Attention: Richard Baer, Executive Vice President,
General Counsel and Corporate Secretary

Dear Mr. Baer:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address above.

Sincerely,

Charles Jurgonis
Plan Secretary

CJ:jkm
Enclosure


STATE STREET.
For Everything You Invest In

Kevin Yakimowsky
Client Service Officer
Specialized Trust Services

200 Newport Avenue
JQ87N
North Quincy, MA 02171

Telephone: (617) 985-7712
Facsimile: (617) 537-5410
kyakimowsky@statestreet.com

September 13, 2005

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street NW
Washington, DC 20036

Re: Shareholder Proposal Record Letter for **Qwest Communications** (cusip 749121109)

Dear Ms. Waybright:

State Street Bank and Trust Company ("State Street") is the record owner of 18,238 shares of common stock (the "Shares") of **Qwest Communications International** benefically owned by the American Federation of State, County and Municipal Employees Pension Plan (the "Plan"). The Shares are held by State Street at the Depository Trust Company under our nominee name, Cede & Co. in participant account #997. The Plan held at least $2000 worth of the Shares continuously for at least one year on **September 13, 2005**, and continues to hold that amount of Shares as of the date set forth above.

If you have any questions or need anything further, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 8, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Qwest Communications International Inc.
Incoming letter dated January 11, 2006

The proposal requests that the board initiate the appropriate process to amend Qwest's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

There appears to be some basis for your view that Qwest may exclude the proposal under rule 14a-8(i)(11) as substantially duplicative of a previously submitted proposal that will be included in Qwest's 2006 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Qwest omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Timothy Geishecker
Attorney-Adviser